AB 3/17

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SECURITI 11017410 SSION

Mail Processing Section
FEB 28 2011
Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51800

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gleacher Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arnold Sarabella (212) 273-7177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, 30th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

SEC Mail Processing Section
FEB 28 2011
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

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KH 3/17

OATH OR AFFIRMATION

I, Arnold Sarabella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gleacher Partners LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTHONY ADIPIETRO
Notary Public State of New York
No. 01AD6033089
Qualified in Nassau County
Commission Expires Nov. 8, 2013

Signature

Principal Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's report on internal accounting control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

GLEACHER PARTNERS, LLC

(A wholly owned subsidiary of Gleacher Partners, Inc. which is a wholly owned subsidiary of Gleacher & Company, Inc.)

SEC File #8-51800

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

INDEX TO
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

pwc

Report of Independent Auditors

To the Member of
Gleacher Partners, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Gleacher Partners, LLC at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2011
New York, New York

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

GLEACHER PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
(In thousands of dollars)

		December 31, 2010
ASSETS		
Cash and cash equivalents	$	1,040
Receivables from affiliates		66
Accounts receivable, net of allowance of $0		5
Total assets		1,111
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses		25
Total liabilities		25
CONTINGENCIES (Note 4)		-
Member's equity		1,086
Total liabilities and member's equity	$	1,111

The accompanying notes are an integral
part of this financial statement

NOTE 1. Significant Accounting Policies

Organization and Nature of the Business

Gleacher Partners, LLC (the "Company"), a limited liability company, was formed on April 1, 1999. Gleacher Holdings LLC (the "Parent") is the sole member of the Company, which is a wholly owned subsidiary of Gleacher & Company, Inc. (the "Ultimate Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry customer accounts and as such, it claims exemption from SEC Rule 15c3-3 pursuant to Section k(2)(i) of that rule. The Company provides corporate and investment banking advisory services.

Effective January 1, 2010, the Company transferred and/or assigned all of its employees, and substantially all of its contracts and agreements to Gleacher & Company Securities, Inc. ("Gleacher Securities"), an affiliate under the common control of the Ultimate Parent. On January 29, 2010, the Company's non-financial assets of approximately $111,000 were transferred to Gleacher Securities at their net carrying value, in exchange for cash consideration.

Use of Estimates

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash

Cash consist of operating cash and an interest bearing account all of which is with a third party bank. Terms of the bank interest bearing account provide for withdrawal of funds at any time without penalty.

Fair Value of Financial Instruments

All of the financial instruments of the Company are reported on the Statement of Financial Condition at market or fair value, or at carrying amounts that approximate fair value, because of their short term nature.

Income taxes

For U.S. federal and state and local tax purposes, the Company is a single member LLC that has elected to be disregarded for income tax purposes. However, for financial reporting purposes, the Company recognizes income taxes on a separate return basis, based on its allocated share of tax expense/(benefit) as if it were a separate taxpayer.

Deferred income taxes are determined under the asset and liability method and are recognized for tax consequences of "temporary differences" by applying enacted statutory rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date. The Company provides a valuation allowance against deferred tax assets ("DTA") when it is more likely than not that such DTAs will not be realized.

The Company recognizes tax benefits from uncertain tax positions only when tax positions meet the minimum probability threshold as defined by Accounting Standards Codification ("ASC") 740 "Income Taxes" which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. The Company's policy is to recognize interest and penalties related to income tax matters as a component of income tax.

NOTE 2. Net Capital Requirements

As a broker-dealer registered with the SEC and FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and has elected to compute its net capital based upon the alternative method pursuant to the Rule. The Rule requires the maintenance of minimum net capital calculated at the greater of $250,000 or 2% of aggregate debit items. At December 31, 2010, the Company had net capital of $774,000 which was $524,000 in excess of its required net capital of $250,000.

NOTE 3. Income Taxes

The Company recorded a current and deferred tax expense/benefit of zero after applying an offsetting valuation allowance position. The Company believes that on a separate company basis, a benefit for its taxable losses would not likely be realizable due to the Company's inability to carry back losses to years in which it was not a taxpaying entity and the uncertainty of future taxable income.

As of December 31, 2010, the Company does not have exposure to any uncertain tax positions.

NOTE 4. Contingencies

Due to the nature of the Company's past and present business, the Company is exposed to litigation risk. In addition, the Company is subject to both routine and unscheduled regulatory examinations by, as well as inquiries and subpoenas from, governmental agencies and self-regulatory organizations. In recent years, securities firms have been subject to increased scrutiny and regulatory enforcement activity. Regulatory investigations can result in substantial fines being imposed on the Company. Based on currently available information, the Company does not believe that any proceeding or other matter to which it is a party or otherwise involved will have a material adverse effect on its financial position.

NOTE 5. Affiliates

During the year ended December 31, 2010, the Company advanced $1,750,000 to the Ultimate Parent for which it has determined it will not be reimbursed for and has therefore recorded this as a deemed distribution of Member's Equity. The Company has a receivable from an affiliate of approximately $66,000 which relates to reimbursable expenses.

NOTE 6. Subsequent Events

The Company evaluated subsequent events from January 1, 2011 through February 25, 2011, the date of the issuance of the financial statements. The Company did not have any significant subsequent events to report.